Financial Statements and Independent Auditor's Report

Contractor Plus, Inc.

December 31, 2022

Table of Contents

Independent Auditor's Report 2-4

Financial Statements:

      Balance Sheet 5

      Statement of Income 6

      Statement of Cash Flows 7

      Statement of Shareholders' Equity 8

Notes to the Financial Statements 9-13

Independent Auditors' Report

To the Board of Directors and Shareholders

Contractor Plus, Inc.

Opinion

We have audited the accompanying balance sheet of Contractor Plus, Inc "The Company", as of December 31, 2022, and the related statements of profit and loss, statement of cash flows, statement of changes in equity, and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of December 31, 2022, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

• Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Drenchko Stephanie, CPA
02/10/2024

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood DrBallston, NY

Independent Accountant
Dated: February 10th, 2024

Contractor Plus, Inc.

Balance Sheet
As of December 31, 2022

In US Dollars

	Notes	2022	2021
Assets			
Non-current Assets			
Refund Claims		109	128
Property, Plant and Equipment	1	3,309	-
Total Non-current assets		3,418	128
Current Assets			
Accounts Receivable	2	3,115	1,282
Cash and Bank Balances	3	13,306	44,416
Total Current assets		16,421	45,698
Total Assets		19,839	45,826
Liabilities and Equity			
Long-term Liabilities			
Convertible Loan		120,981	115,304
Director Loan		7,904	7,904
Total Long-term liabilities		128,885	123,208
Current Liabilities			
Accrued Expenses		9,180	1,024
Deferred Revenue		37,273	12,121
Short-term Loan		19,606	2,278
Total Current liabilities		66,059	15,423
Total Liabilities		194,944	138,631
Equity			
Capital		51	53
Retained Earnings		(175,156)	(92,858)
Total Equity		(175,105)	(92,805)
Total Liabilities and Owner's Equity		19,839	45,826

Muhammad Arsalan (Feb 11, 2024 22:30 GMT+5)

Accounts Manager

Chief Executive

See accompanying notes to the financial statements.

Contractor Plus, Inc.

Income Statement

For the year ended December 31, 2022

	Notes	2022	2021
			In US Dollars
Total Revenue	4	**102,977**	26,464
Less: Cost of Sales		-	-
Gross Profit		**102,977**	26,464
Operating Expenses			
General & Administrative Expenses	5	**174,515**	79,113
Selling & Marketing Expenses	6	**10,831**	32,991
Total Expenses		**(185,346)**	(112,104)
Operating Profit / (Loss)		**(82,369)**	(85,641)
Other Income	7	72	727
Net Profit / (Loss) for the year		**(82,296)**	(84,913)

Accounts Manager



Chief Executive

See accompanying notes to the financial statements.

Contractor Plus, Inc.

Statement of Cash Flows

For the year ended December 31, 2022

In US Dollars

	Notes	2022	2021
Cashflow from Operating Activities			
Profit / (Loss) for the period		(82,296)	(84,913)
Adjustments for:			
Depreciation		276	-
		276	
Total	-		
Changes in Working Capital:			
Accounts Receivable		(1,833)	(1,282)
Accrued Expenses		8,155	1,024
Deferred Revenue		25,152	12,022
Provision for Taxation		-	(450)
Short-term Loan		17,328	2,278
Total		48,803	13,592
Cash used in Operating Activities		(33,217)	(71,321)
Cashflow from Investing Activities			
Refund Claims		19	(128)
Office Equipment		(3,585)	-
Cash used in Investing Activities		(3,566)	(128)
Cashflow from Financing Activities			
Convertible Loan		5,677	115,304
Director Loan		-	-
Capital Investment		(3)	3
		5,674	115,307
Cash generated from Financing Activities			
Net Cash generated during the year		(31,110)	43,858
Cash & Cash equivalents at the beginning of the year		44,416	558
Cash & Cash equivalents at the end of the year		13,306	44,416

Muhammad Arsalan (Feb 11, 2024 22:30 GMT+5)

Accounts Manager

Chief Executive

See accompanying notes to the financial statements.

Contractor Plus, Inc.

Statement of Changes in Equity

For the year ended December 31, 2022

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2021	50	(7,945)	(7,895)
Add: Owner's Investment	3	-	3
Profit / (Loss) for the period	-	(84,913)	(84,913)
Balance as at January 01, 2022	53	(92,858)	(92,805)
Add: Owner's Investment	(2)	-	(2)
Profit / (Loss) for the period	-	(82,296)	(82,296)
Balance as at December 31, 2022	51	(175,156)	(175,105)

Muhammad Arsalan (Feb 11, 2024 22:30 GMT+5)

Accounts Manager

Chief Executive

See accompanying notes to the financial statements.

Contractor Plus, Inc.

Notes to Financial Statements
For the year ended December 31, 2022

Note A – Organization and Description of Business

Nature of Business

Contractor Plus, Inc. was incorporated in the State of Delaware on February 1, 2020. Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company comprised of two officers, Justin Smith, CEO and Roshan Sethia, CTO. Contractor Plus is a mobile application for field service contractors. It does estimation, invoicing, post-inspections, payment facilitation, etc.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Measurement

The financial statements presented herein have been meticulously prepared in accordance with the historical cost convention. In these documents, barring the figures represented in the cash flow statement, all transactions have been comprehensively recorded on an accrual basis, ensuring a thorough and accurate reflection of the organization's financial position.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Contractor Plus, Inc.

Notes to Financial Statements

For the year ended December 31, 2022

Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plant and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of $175,156. The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

FUNCTIONAL CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.

Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

Contractor Plus, Inc.

Notes to Financial Statements
For the year ended December 31, 2022

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2022, which is the date the financial statements were available to be issued. Through December 31, 2022, no subsequent events required recognition or disclosure in the financial statements.

Income Tax

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

Note C – References to Financial Statements

1 Property, Plant and Equipment	2022	2021
Office Equipment	3,585	-
Loan Origination Cost	-	-
Accumulated Depreciation	(276)	-
Total	3,309	-

2 Accounts Receivable	2022	2021
Apple	2,211	1,156
Impact Radius	400	115
Simply Business	-	-
ThumbTack	504	-
Tilled	-	-
Total	3,115	1,271

3 Cash and Bank Balances	2022	2021
Cash & Bank	13,306	44,416
Total	13,306	44,416

Contractor Plus, Inc.

Notes to Financial Statements

For the year ended December 31, 2022

4	Revenue	2022	2021
		102,987	26,454
	Total	102,987	26,454

5	General & Administrative Expenses	2022	2021
	Charity and Donation	208	-
	Depreciation	276	-
	Finance Cost	5,676	1,777
	General Expenses	8,410	3,614
	Legal and Professional	2,346	1,759
	Office Supplies	1,249	540
	Recurring Expenses	14,778	1,152
	Salary and Wages	125,021	64,137
	Stripe Fee	11,132	3,388
	Travel	5,419	2,746
	Total	174,515	79,113

6	Selling & Marketing Expenses	2022	2021
	Advertisement & Marketing	10,831	32,991
	Total	10,831	32,991

7	Other Income	2022	2021
	Other Income	72	727
	Total	72	727

Note D – Date of Authorization of Financial Statements

These financial statements were authorized for issue on __02/03/2024__ by the Board of Directors.

Contractor Plus, Inc.

Notes to Financial Statements
For the year ended December 31, 2022

Note E – General

Figures have been rounded off to the nearest dollar.



Muhammad Arsalan (Feb 11, 2024 22:30 GMT+5)	
Accounts Manager	**Chief Executive**